Exhibit 28 (d) (9) under Form N-1A

Exhibit 10 under Item 601/REG. S-K

AMENDMENT #2 TO EXHIBIT F

TO THE

INVESTMENT ADVISORY CONTRACT

FEDERATED MUNICIPAL ULTRASHORT FUND

This Amendment #2 to Exhibit F to the Investment Advisory Contract between Federated Investment Management Company and Federated Fixed Income Securities, Inc., approved at a board meeting on May 12, 2016, shall become effective as of June 8, 2016.

For all services rendered by Adviser hereunder, the above-named Fund of the Corporation shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.35 of 1% of the average daily net assets of the Fund.

The portion of the fee based upon the average daily net assets of the Fund shall be accrued daily at the rate of 1/365th of 0.35 of 1% applied to the daily net assets of the Fund.

The right of the Adviser as set forth in Paragraph 6 of this Contract to assume expenses of one or more of the Funds shall also apply as to any classes of the above-named Fund.

The advisory fee so accrued shall be paid to Adviser daily.

Witness the due execution hereof this 1st day of June, 2016.

FEDERATED FIXED INCOME SECURITIES, INC.

By: /s/J.Christopher Donahue

Name: J. Christopher Donahue

Title: President

FEDERATED INVESTMENT MANAGEMENT COMPANY

By: /s/John B. Fisher

Name: John B. Fisher

Title: President and CEO